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                                  Exhibit 11.1
                       COUNTRYWIDE CREDIT INDUSTRIES, INC.
              STATEMENT REGARDING COMPUTATION OF PER SHARE EARNINGS

                               Three Months          Nine Months
                            Ended November 30,    Ended November 30,
                              1994      1993        1994       1993
                   (Dollar amounts in thousands, except per share data)
Primary

 Net earnings               $16,158   $42,961      $68,997    $132,317
 Preferred stock dividend
requirement                 -         -           -               732

 Net earnings applicable to
common stock                $16,158   $42,961     $68,997    $131,585


 Average shares outstanding
                             91,296    90,876      91,208      88,056
 Net effect of dilutive
stock options --
  based on the treasury
stock method
  using average market
price                           799     1,772         888       1,807

     Total average shares    92,095    92,648       92,096      89,863

 Per share amount             $0.18     $0.46        $0.75       $1.46


Fully diluted


 Net earnings applicable to
common stock                $16,158   $42,961     $68,997    $132,317


 Average shares outstanding
                             91,296    90,876      91,208      88,056
 Assumed conversion of
convertible preferred
  shares
                            -         -           -             2,627
 Net effect of dilutive
stock options --
  based on the treasury
stock method using
  the closing market price,
if higher than
  average market price          799     1,772          888       1,807

     Total average shares    92,095    92,648       92,096      92,490

 Per share amount             $0.18     $0.46        $0.75       $1.43